Exhibit 1.01 - Conflict Minerals Report (CMR)

Conflict Minerals Report of Hasbro, Inc.

Section 1: Introduction and Company Overview

This is the Conflict Minerals Report of Hasbro, Inc. (herein referred to as "Hasbro," the company, "   "we," " us,"  or "our " ) for calendar year 2015 in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 ( "Rule 13p-1" ). Numerous terms in this report are defined in Rule 13p-1 and Form SD and the reader is invited to refer to those sources for complete definitions of these terms.

Section 2: Due diligence framework

Hasbro designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) ("OECD Framework") and related supplements for gold and for tin, tantalum and tungsten.

Section 3: Due diligence measures undertaken

Hasbro's due diligence efforts for 2015 (which incorporated steps taken in 2014 as part of our establishment of a conflicts mineral policy and management systems) included the following steps:

Establish company management systems:   Hasbro:

•         Established a policy statement in 2013 with respect to sourcing of minerals from the Democratic Republic of Congo ("DRC") and its adjoining countries and published this statement online at the following internet address {http://csr.hasbro.com/en-us/csr/conflict-minerals-policy}. This policy was updated and enhanced in both 2014 and 2015 to reinforce our commitment to the ultimate goal that any conflict minerals included in our products are sourced from smelters that are identified as conflict free or are otherwise subject to contract manufacturer diligence sufficient to determine that such minerals are not being used to fund armed conflict in the DRC and its adjoining countries ("the Covered Countries").

•         Established  an internal governance structure in 2013 that since then has been overseen by members of our executive management team, and includes a cross functional conflict minerals steering committee and working group comprised of representatives from the Global Government and Regulatory Affairs, Corporate Social Responsibility, Global Sourcing, Legal, Finance and Internal Audit functions of Hasbro.

•         Continued to engage with contract manufacturers that Hasbro believed were most likely to supply products containing 3TG, informing them at the start of the RCOI that Hasbro is subject to Section 1502 of the Dodd-Frank Act, and that their cooperation in responding to the survey is expected.

•         Conducted supply chain surveys based on the EICC/GeSI conflict minerals questionnaire. Surveys were sent to the 50 contract manufacturers identified during our applicability assessment and RCOI as potentially sourcing 3TG from the Covered Countries for our products.  In 2015, we employed separate surveys for each of the Company's four product categories: Boys, Girls, Preschool and Games, for all relevant contract manufacturers, such that all applicable contract manufacturers could receive up to four individual surveys if they were providing products in each of the Company's four product categories.

•         Hasbro's Executive Vice President, Chief Global Operations and Business Development Officer issued a response request letter to all contract manufacturers who were non-responsive or who submitted responses that were incomplete in the 2014 reporting year survey. In part due to this executive outreach, 100% of Hasbro's in-scope contract manufacturers responded to the conflict minerals survey in the 2015 compliance year.

•         Provided surveyed contract manufacturers with links to conflict minerals web-based training presentations that included an overview of the conflict minerals rules under the Dodd-Frank Act, as well as trainings on how to complete the survey.

•         Maintained a grievance mechanism in 2015 to enable the reporting of grievances via the Hasbro Conflict Minerals email.

•         Hasbro plans to retain conflict minerals program documentation for at least 5 years.

Identify and assess risks in the supply chain

•         Contract manufacturers surveyed were asked to identify smelters and refiners that process conflict minerals contained in our products, including country of origin of the 3TG minerals, based on the EICC/GeSI conflict minerals questionnaire.

•         Every survey received was logged in our technology platform and reviewed by Hasbro personnel.

•         Non-responsive contract manufacturers and survey responses that we believed to be incomplete or inconsistent were identified for additional follow-up during the RCOI.

•         Reasons for follow-up with contract manufacturers included, but were not limited to, that the contract manufacturer did not provide a complete or accurate smelter list or did not receive complete conflicts mineral sourcing information from all of their relevant suppliers. Contract manufacturers who did not provide the country of origin information in their survey responses were also sent a follow-up communication requesting that they provide additional sourcing information.

•         Smelters identified by contract manufacturers surveyed by Hasbro were compared against the lists maintained by the Conflict Free Smelter Initiative (CFSI) and the smelter list prepared by the U.S. Department of Commerce.

Design and implement a strategy to respond to identified risks

•         Executive members of the steering committee met three times during the 2015 conflict minerals program to review the results of the applicability assessment, survey review and associated risks.

•         Contract manufacturers that did not respond to Hasbro's initial survey request were sent escalation letters requesting that they provide the information requested.

•         Contract manufacturers who provided survey responses with smelters not on the CFSP’s active or compliant smelter lists maintained by the Conflict Free Smelter Program (CFSP) or did not provide country of origin information were sent corrective action letters that note that Hasbro prefers to source 3TG from CFSP compliant smelters. In the corrective action letters, Hasbro requested that contract manufacturers that source from non-CFSP compliant smelters conduct their own supply chain due diligence and report the mine and conflict status of conflict minerals contained in the products supplied to Hasbro.

•         As requested by CFSI, Hasbro is contacting the smelters that are not CFSP compliant or actively in communication with the CFSP in order to request that they undergo an independent third party CFSP audit.

•         As member of the CFSI, Hasbro received sourcing information for CFSP compliant smelters. Hasbro conducted research in the public domain in order to identify sourcing information for smelters that are not on the CFSP compliant smelter list, when possible.

•         Business Unit representatives located in Asia also conducted outreach to ensure that applicable contract manufacturers updated their responses with accurate and complete information.

•         Hasbro contacted all applicable contract manufacturers who identified smelters that were not designated as conflict free to determine if they had any additional information regarding country of origin of the conflict minerals and to remind them of the responsible sourcing policy.

•         Through Hasbro’s membership in the Toy Industry Association (TIA), Hasbro became a member of a consortium comprised of various trade industry associations to keep abreast of prevailing information regarding conflict minerals sourcing and the latest issues facing the industry.

Carry out independent third-party audit of smelter/refiner due diligence practices

•         Hasbro is a downstream consumer of necessary conflict minerals and is many steps removed from smelters and refiners who provide minerals and ores. Hasbro does not purchase raw minerals or ores, and does not, to the best of its knowledge, directly purchase 3TG from any of the Covered Countries. Therefore, Hasbro does not perform or direct audits of smelters and refiners within the supply chain, but rather as a member of the CFSI we rely on the audits carried out by that organization.

Report annually on supply chain due diligence

•         This report and the associated Form SD are available online at the following internet address http://csr.hasbro.com/has15-conflict-minerals-report.com.

Section 4: Determination

Based on the due diligence described above, Hasbro has concluded that for its products containing necessary conflict minerals, Hasbro is not able to determine if such conflict minerals did or did not originate in the Covered Countries or are from recycled or scrap sources.

Hasbro's product categories that may include products containing 3TG are (1) Boys; (2) Girls; (3) Preschool; and (4) Games:

•         Boys:   Boys products include action figures, vehicles, playsets and role play items.  Boys ' franchise brands include the NERF line of sports and action products and TRANSFORMERS action figures and accessories. Our boys ' category also included SUPER SOAKER water blasters, G.I. JOE action figures and accessories and entertainment-based licensed products based on popular movie, television and comic book characters.

•         Girls:  In our Girls business we offer small dolls and fashion dolls, creative play products, and active role play products.  Girls ' franchise brands comprise LITTLEST PET SHOP, MY LITTLE PONY and NERF REBELLE. Other major girls ' brands included FURREAL FRIENDS, BABY ALIVE, EASY BAKE and FURBY.

•         Pre-school:  Franchise brand offerings in the preschool category included PLAY-DOH and TRANSFORMERS RESCUE BOTS products. Other major preschool brands included PLAYSKOOL.

•         Games:  Our games category included an assortment of brands delivered on various gaming platforms, including action battling, board, off-the-board, digital, trading card and role-playing games. Franchise brands in Games comprise MAGIC: THE GATHERING and MONOPOLY, and other major game brands included in our Games business are BATTLESHIP, BOP-IT, CANDYLAND, CLUE, CONNECT 4, CRANIUM, DUEL MASTERS, ELEFUN& FRIENDS, GAME OF LIFE, JENGA, OPERATION, RISK, SORRY!, TRIVIAL PURSUIT, TWISTER, and YAHTZEE.

Hasbro does not, to the best of its knowledge, directly purchase 3TG from any of the Covered Countries.  As a downstream consumer of 3TG, Hasbro must rely on its contract manufacturers to gather information about smelters and refiners in the supply chain. Hasbro has received responses from 100% of the contract manufacturers it surveyed (the survey included all 50 contract manufacturers identified as being at risk for incorporating 3TG into products supplied to Hasbro). The categories of each of the responses are summarized below:

•         Responses from 22 of the contract manufacturers did not provide smelters lists.

☐     20 of the contract manufacturers that did not provide smelter lists were not required to provide smelter lists because they stated that the products that they provided to Hasbro in 2015 did not contain 3TG.

☐     The remaining two contract manufacturers did not provide a smelter lists because they had not yet received smelter information from their suppliers.

•         The responses from 28 of the contract manufacturers surveyed included a list of smelters used by such parties.

☐     Of the 28 respondents that included smelter lists, eleven indicated potential sourcing of conflict minerals from the Covered Countries.

All eleven of those contract manufacturers disclosed a smelter list and all but one of the contract manufacturers included smelters that are not currently designated as compliant by the CFSP.

We note that for 2015, 83 percent of the smelter names submitted by our applicable contract manufacturers are on the CFSP’s compliant list, as compared to 69 percent in the 2014 compliance year. We believe this improvement is due in part to our efforts to encourage use of CFSP certified smelters by our contract manufacturers.

However, we are currently unable to determine the specific mine location, the country of origin or the conflict status of the 3TG used in our products for the conflict minerals processed in non-CFSP listed smelters. Hasbro sent corrective action letters requesting that contract manufacturers that source from non-CFSP compliant smelters conduct their own supply chain due diligence and report the mine and conflict status of conflict minerals contained in the products supplied to Hasbro. Hasbro’s corrective action letters noted that Hasbro prefers to source 3TG from smelters compliant with the CFSP. Hasbro performed research in the public domain and in the CFSI’s smelter database. We informed our executive steering committee of the results of due diligence and have determined that further outreach and research are required in future compliance years in order to determine the country of origin and conflict status of the 3TG processed by smelters that are not compliant with the CFSP. We are in the process of putting these additional measures in place.

The responding contract manufacturers declared a total of 59 unique smelter names as the source of 3TG.  Of the 59 declared smelters, 49 have been designated as conflict free under the CFSP, and an additional 2 smelters are actively pursuing such designation at this time.  The remaining 8 smelters on the list of declared smelters that were indicated as potentially the source of 3TG are not currently CFSP compliant or actively pursuing such designation.  The source of conflict minerals from those smelters is undetermined at this time and we are not able to determine currently whether 3TG from any of those smelters were used in our products.  Set forth in Annex 1 is a list of the 59 unique smelter names disclosed to us by contract manufacturers broken down into those that are currently CFSP compliant, those actively seeking such designation at this time, and other smelters. Hasbro has disclosed the list of applicable smelters reported to us by our contract manufacturers as Annex 1 to this report.  Based on the information provided by Hasbro’s contract manufacturers, from the CFSI and other sources, Hasbro believes that the countries of origin of the 3TG contained in our products may include the countries listed in Annex 2 below, as well as recycled and scrap sources.

The Hasbro sourcing model is designed to provide Hasbro flexibility to move production of products among contract manufacturers based on contract manufacturer capacities and product demand.  Consequently, there may be instances where the same Hasbro branded product is manufactured by multiple contract manufacturers, which increases the complexity in linking a product with specific smelters. With the level of information Hasbro has received from its contract manufacturers and its current technology infrastructure, Hasbro has made progress from 2014 in its ability to begin connecting specific smelters or refiners to our contract manufacturers for Hasbro product categories for the 2015 reporting year, but at this time Hasbro has not been able to determine the country of origin for the 3TG minerals in our product categories.

Section 5: Independent audit

Hasbro has determined that for 2015 an independent private sector audit is not required.

Section 6: Continuous Improvement efforts to mitigate risk

Hasbro has taken the following steps to improve the number and quality of responses in the 2015 compliance period and to mitigate risk that the necessary conflict minerals used in Hasbro products may finance or benefit armed groups in the Covered Countries:

•         Hasbro’s Executive Vice President, Chief Global Operations and Business Development Officer issued a response request letter to all contract manufacturers who were non-responsive or who submitted responses that were incomplete in the 2014 reporting year survey.

•         In part due to contract manufacturers’ outreach from the Executive Vice President, Chief Global Operations and Business Development Officer, Hasbro achieved a 100% response rate from all applicable contract manufacturers, as compared to an 88% response rate in 2014.

•         Updated our conflict minerals policy in 2015 to reinforce our commitment to the ultimate goal that any conflict minerals included in our products are sourced from smelters identified as conflict free or are otherwise subject to contract manufacturer diligence sufficient to determine that such minerals are not being used to fund armed conflict in the DRC and its adjoining countries.

•         Continued to use contract terms and conditions for new contracts requiring contract manufacturers to respond to inquiries regarding conflict minerals in a timely manner through incorporation of conflict minerals requirements into Hasbro’s Vendor Manual, which is incorporated into Hasbro’s Master Agreements with contract manufacturers.

•         Increased our ability to link specific contract manufacturers to particular smelters and product categories through surveying all applicable contract manufacturers at the product-level in 2015 and through requiring contract manufacturers to provide country of origin information as part of Hasbro’s efforts to identify the source of Hasbro’s conflict minerals

•         Worked with contract manufacturers to help them understand the importance of this initiative to Hasbro and to encourage their participation in the conflict minerals survey through trainings for relevant contract manufacturers. Since most of our contract manufactures are based in the People’s Republic of China, Hasbro conducted an in-person training session with our Chinese contract manufacturers.

•         Encouraged contract manufacturers to source from smelters that have received the conflict free designation or that are otherwise subject to adequate due diligence to ensure such minerals are not being used to fund conflict. In 2015, 83 percent of the smelters reported by applicable contract manufacturers are on the CFSP’s compliant list, as compared to 69 percent in the 2014 compliance year.

•         Is communicating with smelters reported by Hasbro’s applicable contract manufacturers that are not currently CFSP compliant or actively in communication with the CFSP to ask that they undergo the CFSP audit process.

In the next compliance period, Hasbro intends to take the following steps to improve the number and quality of contract manufacturer responses and to mitigate the risk that the necessary conflict minerals used in Hasbro products may finance or benefit armed groups in the Covered Countries:

•         Continue to use contract terms and conditions for new contracts requiring contract manufacturers to respond to inquiries regarding conflict minerals in a timely manner.

•         Continue engaging non-compliant contract manufacturers from 2015 into the 2016 reporting period, with the objective of maintaining a 100% response rate from all applicable contract manufacturers and obtaining complete lists and the ability to link specific contract manufacturers to particular smelters and to particular product categories.

•         Continue to work with contract manufacturers to identify to the extent possible the source of conflict minerals used in Hasbro's products.

•         Build capabilities with active and new contract manufacturers by helping them understand the importance of this initiative to Hasbro and to encourage their participation in 2016 through contract manufacturer trainings.

•         Encourage contract manufacturers to source from smelters that have received the conflict free designation or that are otherwise subject to adequate due diligence to ensure such minerals are not being used to fund armed conflict in the Covered Countries.

•         Continue working with our contract manufacturers to better understand how individual sources of conflict minerals may apply to our individual product categories.

Certain statements in this Conflict Minerals Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include expectations concerning the Company's future actions to engage contract manufacturers, to identify to the extent possible the source of 3TG minerals in its products and to take other actions regarding its product sourcing. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements due to both known and unknown risks and uncertainties including, but not limited to, decisions to make changes in the Company’s continual improvement efforts and delays or difficulties in engaging contract manufacturers and identifying the source of 3TG contained in the Company’s products.

Annex 1

CFSP Compliant Smelters

Metal Name	Smelter Name	Smelter Country Name
Gold	Aida Chemical Industries Co., Ltd.	JAPAN
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	GERMANY
Gold	Argor-Heraeus SA	SWITZERLAND
Gold	Asahi Refining Canada Limited	CANADA
Gold	Asahi Refining USA Inc.	UNITED STATES
Gold	Elemetal Refining, LLC	UNITED STATES
Gold	Heraeus Ltd. Hong Kong	CHINA
Gold	Heraeus Precious Metals GmbH & Co. KG	GERMANY
Gold	Jiangxi Copper Company Limited	CHINA
Gold	JX Nippon Mining & Metals Co., Ltd.	JAPAN
Gold	Kennecott Utah Copper LLC	UNITED STATES
Gold	LS-NIKKO Copper Inc.	KOREA, REPUBLIC OF
Gold	Materion	UNITED STATES
Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA
Gold	Metalor Technologies SA	SWITZERLAND
Gold	Metalor USA Refining Corporation	UNITED STATES
Gold	PAMP SA	SWITZERLAND
Gold	Rand Refinery (Pty) Ltd.	SOUTH AFRICA
Gold	Royal Canadian Mint	CANADA
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	CHINA
Gold	United Precious Metal Refining, Inc.	UNITED STATES
Gold	Valcambi SA	SWITZERLAND
Gold	Western Australian Mint trading as The Perth Mint	AUSTRALIA
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA
Gold	Zijin Mining Group Co., Ltd. Gold Refinery	CHINA
Tin	Alpha	UNITED STATES
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
Tin	Minsur	PERU
Tin	Mitsubishi Materials Corporation	JAPAN
Tin	Operaciones Metalurgical S.A.	BOLIVIA
Tin	PT Bangka Tin Industry	INDONESIA
Tin	PT Inti Stania Prima	INDONESIA
Tin	PT Refined Bangka Tin	INDONESIA
Tin	PT Timah (Persero) Tbk Kundur	INDONESIA
Tin	PT Timah (Persero) Tbk Mentok	INDONESIA
Tin	PT Tinindo Inter Nusa	INDONESIA
Tin	Rui Da Hung	TAIWAN
Tin	Thaisarco	THAILAND
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	CHINA
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CHINA
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	CHINA
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	CHINA
Tungsten	Japan New Metals Co., Ltd.	CHINA
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA
Tungsten	Xiamen Tungsten Co., Ltd.	CHINA

Smelters Actively Pursuing CFSP Designation

Metal Name	Smelter Name	Smelter Country Name
Tin	China Tin Group Co., Ltd.	CHINA
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA

All Other Smelters

Metal Name	Smelter Name	Smelter Country Name
Gold	Guangdong Jinding Gold Limited	CHINA
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHINA
Gold	Tongling Nonferrous Metals Group Co., Ltd.	CHINA
Gold	Yunnan Copper Industry Co., Ltd	CHINA
Tin	PT Bangka Kudai Tin	INDONESIA
Tin	Yunnan Tin Group (Holding) Company Limited	CHINA
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CHINA
Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp.	CHINA

Annex 2

Countries of origin of the conflict minerals these facilities may process include:

Angola, Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Burundi, Cambodia, Canada, Central African Republic, Chile, China, Colombia, Côte D'Ivoire, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Kenya, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Mozambique, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Republic of Congo, Russia, Rwanda, Sierra Leone, Singapore, Slovakia, South Africa, South Korea, South Sudan, Spain, Suriname, Switzerland, Taiwan, Tanzania, Thailand, Uganda, United Kingdom, United States of America, Vietnam, Zambia, Zimbabwe